Mail Stop 4561

April 21, 2009

Dov Baharav
Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

  **Re: Amdocs Limited**
    **Form 20-F for the Fiscal Year Ended September 30, 2008**
    **File No. 001-14840**

Dear Mr. Baharav:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,


       Mark Kronforst
       Accounting Branch Chief